Exhibit 99.1

Spark Networks SE enters definitive agreement to acquire Zoosk, Inc., creating the second largest dating company in North America

- Spark expects substantial margin expansion as a result of this transaction; targeting over $50 million of Adjusted EBITDA in 2020

- Spark's monthly paying subscribers to more than double; exceeding 1 million globally

- Two-thirds of the pro forma combined company revenue will come from North America

BERLIN and SAN FRANCISCO, March 21, 2019 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), a leading global dating company, today announced its entry into a definitive agreement to acquire Zoosk, Inc. The combination will drive a meaningful increase in Spark's scale, with over one million monthly paying subscribers across the two platforms. Spark expects the transaction to drive meaningful margin expansion in 2020 and beyond.

"Zoosk is one of the strongest dating apps in the North American market, which comprises half of the $5 billion global online dating opportunity," said Jeronimo Folgueira, Chief Executive Officer of Spark Networks SE. "Similarly, North America has been a key strategic market for Spark, and the focal point for our growth initiatives. Our deal with Zoosk creates the second largest online dating platform in North America and the second largest publicly-listed dating company in the world. Over the past 18 months, our management team has successfully integrated acquisitions and developed new brands. As a result of these efforts, our brand portfolio now includes SilverSingles, which continues to exceed our expectations, and the Christian Mingle, Jdate and JSwipe brands, which have all shown significant improvement since they were acquired in late 2017. Our acquisition of Zoosk is the most transformative deal in our history, and we expect the transaction to immediately strengthen our position in the online dating market. With the increased scale that results from the combination, we see a clear path to profitability improvements and greater opportunity to invest in innovation and growth initiatives that will drive shareholder value."

With the addition of Zoosk, Spark will more than double in size and the combined business will be considerably more valuable than the two stand-alone entities:

  Following the completion of its integration plans, Spark expects to drive significant Adjusted EBITDA margin expansion. In 2020, Spark expects Adjusted EBITDA to exceed $50 million.
  Approximately two-thirds of the combined company's revenue will be generated in North America, advancing Spark's goal of building a growing and profitable presence of scale in the world's largest dating market.

"We are excited to help create such a broad and powerful portfolio of brands that will address specific user needs in the dating market globally, while leveraging the best of both companies to create a world-class platform to serve customers across these brands," said Steven McArthur, Zoosk's CEO, who will be joining the Board of Directors of Spark.

Transaction Details
Under the terms of the agreement, Spark will acquire 100% of Zoosk's shares with a combination of cash and stock valuing the company at approximately $255 million based on the closing price of Spark Networks SE stock on March 20, 2019.

Spark will issue 12.98 million American Depository Shares (ADSs) valued at approximately $150 million based on the closing price of Spark Networks SE stock of $11.53 on March 20, 2019. Additionally, Zoosk shareholders will receive net cash consideration of $95 million at closing and $10 million via a deferred cash payment in December 2020, which will be funded through a new $120 million senior secured debt facility.

The transaction is expected to close early in the third quarter of 2019, subject to the approval of Spark Networks SE shareholders, receipt of a permit authorizing the issuance of the ADSs, and the satisfaction of other customary closing conditions. Over 75% of Spark shareholders have committed to vote in favor of the transaction. The transaction was unanimously approved by both the Spark and Zoosk boards of directors.

Given the timing of this transaction and other considerations, Spark's 2019 outlook is no longer consistent with preliminary 2019 guidance provided on August 30, 2018 as part of Spark Networks First Half 2018 results. Spark is focused on completing the post-close merger integration work as efficiently as possible, and we believe our efforts will result in at least $50 million of Adjusted EBITDA in 2020.

Piper Jaffray & Co. is acting as exclusive financial advisor to Zoosk on the proposed transaction and Fenwick & West LLP serves as legal counsel to Zoosk. In addition, Piper Jaffray & Co. arranged staple financing for Zoosk. Morrison & Foerster LLP served as legal counsel to Spark.

Governance and Structure
The existing Spark Networks SE executive team will manage the combined company. Jeronimo Folgueira, will continue to serve as Chief Executive Officer, Robert O'Hare, as Chief Financial Officer, Michael Schrezenmaier as Chief Operating Officer, Ben Hoskins as Chief Technology Officer, Luciana Telles as Chief Marketing Officer, and Gitte Bendzulla as General Counsel. Spark's headquarters will remain in Berlin, Germany.

Upon the closing, Spark Networks SE will appoint Steven McArthur, Zoosk's CEO and Deepak Kamra, General Partner at Canaan Partners, Zoosk's largest shareholder, to Spark's Board of Directors.

Conference Call

Spark Networks SE will host a conference call at 8:00 AM Pacific Time (11:00 AM Eastern Time), on Friday March 22, 2019 to discuss the transaction. Following the prepared remarks, the call will include a question-and-answer session.

Toll Free: 1-877-705-6003
Germany Toll Free: 0-800-182-0040
Toll/International: 1-201-493-6725

Spark Networks will also host a webcast of the call, which will be accessible in the Investor Relations section of Spark Networks website at https://www.spark.net/investor-relations/home

A replay will be available approximately three hours after completion of the call, and will run until April 5, 2019.

Replay:

Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Passcode: 13689010

Non-IFRS Financial Metrics

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangibles, and non-recurring costs. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is net (loss)/profit for the relevant period. This measure is one of the primary metrics by which Spark evaluates the performance of its businesses, budget, and forecast and compensates management. Spark believes this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that Spark does not consider representative of its ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, non-cash currency translation adjustments, (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years, including severance, transaction advisory fees, and integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing Spark's operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Spark's Adjusted EBITDA expectation for the combined company in 2020 does not include certain charges and costs. The adjustments to EBITDA in these periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior quarters, such as (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. The exclusion of these charges and costs in future periods will have a significant impact on the combined company's Adjusted EBITDA. Spark Networks SE and Zoosk are not able to provide a reconciliation of this non-IFRS financial guidance to the corresponding IFRS measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements in this press release other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks SE's or Zoosk's or the combined company's actual performance or achievements to be materially different from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither Spark Networks SE nor Zoosk assumes any duty to update any forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements using forward-looking terminology such as "will" and "expect;" statements about the benefits of the business combination to the existing brand portfolio and our positioning in the online dating market; statements about the ability to drive superior growth, achieve cost savings, increase margin expansion and improve scale; statements about the transaction providing a clear path to profitability improvements and significantly increasing our ability to invest in innovation and growth initiatives to drive shareholder value; statements about value of the combined company exceeding the value of Zoosk and Spark as stand-alone entities; statements about the strength of Zoosk's dating app; statements about the ability to leverage strengths of each company to provide exceptional user experience and drive shareholder value; statements about the expected size of the combined company; statements about the projected financial results of the combined company for 2020 and beyond; statements about the combined company's subscribers and revenue; statements about the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Spark Networks SE's share price before closing, including as a result of the financial performance of Spark Networks SE or Zoosk prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark Networks SE and Zoosk operate; (iv) the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk; (v) the reaction to the transaction of the companies' customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; and (viii) other risks that are described in Spark's public filings with the SEC. For more information, see the risk factors described in Spark Networks' Annual Reports on Form 20-F and other filings with the SEC.

Additional Information About the Acquisition and Where to Find It

The transaction will require the approval of Zoosk's stockholders, and the issuance of the ADSs comprising a portion of the consideration will require the approval of Spark Networks SE's shareholders. This announcement is not a recommendation in favor of a vote on the transaction, nor is it a solicitation of proxies in connection with any such vote. Spark Networks SE will hold a general meeting of shareholders in connection with the transaction. The parties intend that Spark Networks SE will issue ADSs in the transaction in reliance upon an exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended, following a fairness hearing to be convened by the Commissioner of the California Department of Business Oversight. Stockholders of Zoosk are advised to read the Important information about the transaction and details about the fairness hearing, including a formal notice of the hearing, that will be published and made available to Zoosk stockholders in accordance with Section 25142 of the California Corporations Code, and shareholders of Spark Networks SE are advised to read the important information about the transaction provided in materials for the general meeting of shareholders.

The information statement, fairness hearing notice, and other relevant materials (when they become publicly available) may be obtained free of charge by contacting Spark Networks SE at legal@affinitas.de.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

ABOUT SPARK NETWORKS SE

Spark Networks SE is a leading global dating company with a portfolio of premium brands designed for singles seeking serious long-term relationships. The company has a presence in 29 countries worldwide and is publicly listed on the NYSE American LLC exchange under the ticker symbol "LOV".

Spark Network's portfolio of online dating brands includes EliteSingles, SilverSingles, Christian Mingle, Jdate, eDarling, JSwipe, Attractive World, Adventist Singles and LDS Singles, amongst others. The company was formed in 2017 through the merger of Affinitas GmbH (founded 2008) and Spark Networks Inc. (founded 1997).

ABOUT ZOOSK, INC.

Zoosk operates a leading global online dating platform, utilizing proprietary technology to connect millions of members located in countries around the world both online and via its mobile apps.

Investors:
Robert O'Hare
Chief Financial Officer
rohare@spark.net

Press contact:
Denise Garcia
Hayflower Partners
Denise@HayflowerLLC.com

Phoebe Dunn
press@spark.net

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